Exhibit 99.1

www.acimmune.com © 2019 AC Immune. Not to be used or reproduced without permission. ACI - 24 a nti - Abeta vaccine for prevention and therapy in Alzheimer’s disease and Down syndrome NASDAQ: ACIU | KOL Breakfast NYC | July 2019 Version 07 July 2019

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Breakfast NYC | July 2019 2 Disclaimer This presentation may contain statements that constitute “forward - looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward - looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward - looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts ,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward - looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information ‒ Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20 - F and other filings with the Securities and Exchange Commission. Forward - looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward - looking statements are qualified in their entirety by this cautionary statement. This presentation is strictly confidential, is being distributed to a limited range of invited persons solely for their own information, may not be distributed to the press or any other person, and may not be reproduced or published, in whole or in part, in any form.

AC Immune's dual technology platforms

SupraAntigen™

Vaccines and antibodies specific to disease causing conformations





Morphomer™

Conformation-sensitive small molecules

Images: Hickman *et al*, JBC 2011; Kroth *et al*, JBC 2012

- Highly selective conformation-specific immunotherapy
- Antibodies and vaccines
- Rapid antibody response
- Favorable safety (T-cell independent MoA[1])

- Conformation specific small molecules through rational design
- Robust library of small molecules
- Protein propagation inhibitors

(1) Mode of action

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AC Immune

ACI-24 structure

Strong antibody response against pathological human Abeta without activation of Abeta-specific T-cells



Peptide
Liposomal anchor (Palmitic chains)
Adjuvant (MPLA)
Liposomal bilayer (Cholesterol and phospholipids)

ACI-24 is an active immunotherapeutic based on AC Immune's proprietary SupraAntigen™ technology

- Peptide: Epitope Binding
  - ACI-24 (Pal1-15) peptide produced by chemical synthesis
- Linker: Conformation
  - Palmitic chains anchor peptides to generate *conformation-specific β-sheets*
- Liposome + Adjuvant: Immunogenicity
  - ACI-24 liposomes contain a vaccine adjuvant – Synthetic Monophosphoryl Lipid A (MPLA)

Major strengths

- Pathological conformation of Abeta (β-sheets) to crosslink B cell receptor
- Lack of Abeta specific T cell epitopes
- Toll-like receptor triggering

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© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Breakfast NYC | July 2019 5 Key preclinical results: preferential binding to Abeta oligomers and plaques ACI - 24: proof - of - concept Binding of ACI - 24 immunized mouse sera to Abeta monomers, oligomers and fibers Binding of ACI - 24 immunized monkey sera to human brain Ref.: AC Immune unpublished data Human AD Plaques Negative Control 1/1000 dilution of immunized serum Anti - Abeta IgG (Elisa) Ref.: Hickman et al., JBC, 2011 Ref.: Muhs et al., PNAS, 2007 ▪ Strong binding to the pathological forms of Abeta ▪ Binding of immunized monkey sera to human AD brain

ACI-24: proof-of-concept

Key preclinical results: memory restoration in AD and DS mouse models

Memory restoration (ORT[1]) in AD model[2]



Time of new object exploration in % of total exploration time
100
80
60
40
20
0
Healthy
+55%
**
Control
ACI-01
ACI-24
Healthy WT

AD mouse model

*, P<0.05; ** P< 0.01ANOVA

Ref.: Muhs et al., PNAS, 2007

Memory restoration (ORT[1]) in DS model[3]



Time of new object exploration in % of total exploration time
100
90
80
70
60
50
40
30
*
control
ACI-DOS-01
Healthy

DS mouse model

Ref.:Belinchenko et al PLOS ONE 2016

- ACI-24 improves cognition in AD and DS transgenic mouse models

(1) Object recognition test; (2) APPxPS-1 model; (3) TS65Dn model

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© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Breakfast NYC | July 2019 7 01 Non - clinical and toxicology studies for AD and DS indications ACI - 24: summary of preclinical studies ACI - 24 in non - clinical studies: ▪ Strong and consistent anti - Abeta IgG response ▪ High specificity towards the pathological Abeta ▪ Efficacy in AD and DS transgenic mouse models ▪ No Abeta - specific T - cell activation ACI - 24 in toxicology studies: ▪ No systemic adverse effects up to highest dose in the following studies ▪ Single dose study in mice (up to 385 µg s.c. , 65 µg i.m .) ▪ Single dose study in monkeys (up to 385 µg s.c. ) ▪ Repeat dose studies in APP 1 tg - mice (up to 400 µg s.c. ) and in old APPxPS 2 - 1 tg mice (up to 26 µg i.p .) ▪ 2 repeat dose studies in monkeys (up to 1320 µg s.c. ) ▪ Strong and specific antibody response ▪ Excellent safety profile (1) Amyloid precursor protein; (2) presenilin

ACI - 24 - 0701 study: A Phase 1/2 Double - Blind, Randomized, Placebo - Controlled, Adaptive Design Study of the Safety, Tolerability, Immunogenicity and Efficacy of ACI - 24 in Patients with Mild to Moderate Alzheimer’s Disease

ACI-24-0701 study in AD

Study overview

Study population	▪ Participants with mild to moderate probable Alzheimer's disease (NINCDS-ADRDA[1] criteria) ▪ MMSE[2]: 18–28; age >40 and <90 yo
Primary endpoints	▪ Safety and tolerability ▪ Induction of anti-Abeta 1-42 IgG titers in serum
Secondary endpoints	▪ Reduction of brain Abeta levels using amyloid PET-scan ▪ Induction of T-cell activation ▪ Putative biomarkers of the progression of AD i.e., Tau, phosphorylated Tau and Abeta levels (Aβ1–42 and Aβ1–40) in blood and CSF ▪ Efficacy on clinical/cognitive parameters ▪ Immune response in serum and/or CSF including, but not limited to anti-Abeta1-42 IgM titers in blood ▪ Inflammatory cytokines in blood

(1) National Institute of Neurological and Communicative Disorders and Stroke and the Alzheimer's Disease and Related Disorders Association; (2) Mini-Mental State Examination

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© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Breakfast | July 2019 10 Clinical study design ACI - 24 - 0701 study in AD Cohort 1 (10 µg ACI - 24 or placebo) Cohort 2 ( 100 µg ACI - 24 or placebo) Cohort 3 (300 µg ACI - 24 or placebo) Cohort 4 ( 1000 µg ACI - 24 or placebo) Immunization with ACI - 24 Optional booster with ACI - 24 (n=12) (n=12) (n=12) (n=12) ▪ Ratio of 3:1 active (ACI - 24) versus placebo per cohort ▪ Administration subcutaneously: ▪ Cohorts 1 to 3 : Weeks 0, 4, 8, 12, 24, 36 and 48 with optional booster injection in cohort 3 ▪ Cohort 4 : Weeks 0, 4, 8, 12, 24, 36, 48 and 74 with booster injection at week 74

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Breakfast NYC | July 2019 11 ACI - 24 - 0701 study in AD Demographics and baseline characteristics Characteristic ACI - 24 Placebo Dose 10 µg 100 µg 300 µg 1000 µg - Number of patients 9 9 9 9 12 Age , mean (SD 1 ) 69.4 (8.7) 65.2 (8.3) 71.1 (4.9) 62.2 (8.5) 69.1 (4.8) Female, number (%) 5 (55.6) 4 (44.4) 6 (66.7) 3 (33.3) 5 (41.7) MMSE 2 , mean (SD) 21.9 (2.7) 22.7 (2.4) 22.7 (3.0) 24.8 (2.1) 22.8 (2.7) (1) Standard deviation; (2) Mini - Mental State Examination

ACI-24-0701 study in AD

Overall summary of AEs[1] – safety analysis set

Characteristic	ACI-24				Placebo
Dose (# of patients)	10µg (9)	100µg (9)	300µg (9)	1000µg (9)	- (12)
Treatment exposure in days (SD[2]) Min; Max[3]	336 (1.4) 334; 338	337 (1.9) 334; 341	337 (0.7) 336; 338	462 (124.1) 252; 644	325 (98.7) 85; 532
Nb patients with ≥ 1 AE (%)	8 (88.9)	9 (100.0)	9 (100.0)	9 (100.0)	9 (100.0)
Nb patients with severe AEs (%)	1 (11.1)	1 (11.1)	0	3 (33.3)	3 (25.0)
AEs leading to withdrawal (%)	0	0	0	1 (11.1)	0
Serious AEs (%) Death (%)	2 (22.2) 0	1 (11.1) 1 (11.1)	0	3 (33.3) 1 (11.1)	4 (33.3) 1 (8.3)
Treatment related AEs[4] (%)	5 (55.6)	4 (44.4)	5 (55.6)	8 (88.9)	6 (50)

- Safety was considered good in the study at all doses tested
- No SAE related to study treatment
- No signal of CNS inflammation or other important unwanted reactions to the vaccine
- No ARIA-E or ARIA-H observed[5]
- No indication of the development of meningoencephalitis
- No T-cell activation and inflammatory cytokine induction observed

(1) Adverse Event; (2) Standard deviation; (3) Cohort 3 booster not counted in the table; (4) AE assessed by investigator as possibly/probably related to investigational product; (5) One tiny lesion with low signal on hemosequence suspicious for a microbleed observed at 100 µg dose of ACI-24 (possible artefact)

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AC Immune

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Breakfast NYC | July 2019 13 Anti - Abeta IgG No IgG response in patients receiving placebo Dose - related late - onset IgG response No immune response observed at 2 lowest doses (Cohorts 1 and 2) Dose dependent immune response observed in Cohorts 3 and 4 Immunogenicity study results ACI - 24 - 0701 study in AD

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Breakfast NYC | July 2019 14 Abeta PET 1 exploratory analysis ACI - 24 - 0701 study in AD ▪ A dose dependent 3 trend in reduction of brain amyloid accumulation observed in cohorts 3 and 4 at week 52 Change in composite summary SUVR - MCG 2 Characteristic ACI - 24 Placebo Week Dose 100 µg 300 µg 1000 µg - 26 # patients 9 9 3 7 Mean Comp. score (SD) 0.02 (0.21) 0.02 (0.19) - 0.10 (0.10) 0.02 (0.28) 52 # patients 9 9 7 8 Mean C omp. score (SD) 0.08 (0.25) - 0.03 (0.22) - 0.07 (0.07) 0.06 (0.22) Improvement ▪ Tendency for reduction in brain amyloid load observed in cohorts 3 and 4 (1) Florbetaben Positron Emission Tomography ; (2) Standardised Uptake Value Ratio - Mean Cerebellar Gray; (3) PET scans not conducted for Cohort 1

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Breakfast NYC | July 2019 15 ACI - 24 - 0701 study in AD Exploratory analysis on cognition ▪ A positive trend on cognition measured by MMSE ▪ Observed during the treatment period for the highest dose versus placebo and lower doses Change in MMSE 1 total score Improvement ▪ Tendency for effect on cognition in a limited population; study not powered on this parameter (1) Mini - mental state examination

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Breakfast NYC | July 2019 16 ACI - 24 - 0701 study in AD Key learnings ▪ Safe in AD participants with no study treatment - related SAEs 1 ▪ Dose - related anti - Abeta IgG responses observed ▪ A potential dose - dependent positive trend on Abeta in brain (PET 2 ), MMSE 3 total score and functional outcome (CDR - SB 4 ) observed, however, results derived from a small study population ▪ For ongoing Phase 2 trial: ▪ Use 1000 µg dose ▪ Administer intramuscularly ▪ Measure free, total and immune complexed IgG titers ▪ 1 2 3 4 (1) Serious adverse events; (2) Positron Emission Tomography ; (3) Mini - mental state examination; (4) Clinical dementia rating scale - sum of boxes

ACI - 24 - 1301 study: Phase 1 b Multi - Center, Double - Blind, Randomized, Placebo - Controlled Dose Escalation Study of the Safety, Tolerability and Immunogenicity of ACI - 24 in Adults with Down Syndrome – currently ongoing

ACI-24-1301 study in DS

Study overview – Study currently ongoing

Study population	▪ Male or female participants with DS age ≥25 to ≤45 years ▪ Cytogenetic diagnosis of either Trisomy 21 or complete unbalanced translocation of Chromosome 21; IQ ≥40 (KBIT-2)[1]
Primary endpoints	▪ Safety and tolerability ▪ Induction of anti-Abeta Ig titers in serum
Secondary endpoints	▪ Efficacy on CGIC[2] ▪ Cognition (CANTAB[3] motor control, reaction time, paired associative learning; BPT[4]) and behavior (VABS[5], NPI[6]) ▪ Whole brain, ventricle and hippocampal volume by MRI ▪ Induction of T-cell activation ▪ Putative biomarkers of Alzheimer pathology including Abeta levels, total tau, phosphorylated Tau protein, sAPPα[7], sAPPß[8], Orexin-A, inflammatory cytokines, angiogenic proteins and vascular injury markers in plasma and/or in CSF, TLR-4 expression ▪ Induction of anti-Abeta Ig titers in CSF

(1) Kaufman Brief Intelligence Test – Second Edition ; (2) Clinical Global Impression of Change; (3) Cambridge Neuropsychological Test Automated Battery; (4) Brief Praxis Test; (5) Vineland Adaptive Behavior Scale; (6) Neuropsychiatric Inventory; (7) Soluble amyloid precursor protein alpha; (8) Soluble amyloid precursor protein beta

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© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Breakfast NYC | July 2019 19 Clinical study design ACI - 24 - 1301 study in DS Cohort 1 (300 µg ACI - 24 or placebo) Cohort 2 ( 1000 µg ACI - 24 or placebo) Note: Option to expand one of the above ACI - 24 doses and placebo Immunization with ACI - 24 (n=8) (n=8) ▪ Ratio of 3:1 active (ACI - 24) versus placebo per cohort (n=8) ▪ Administration subcutaneously at weeks 0, 4, 8, 12, 24, 36 and 48 ▪ Sequential and progressive dosing to enable a better control of safety and tolerability

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Breakfast NYC | July 2019 20 Demographics and baseline characteristics ACI - 24 - 1301 study in DS Characteristic ACI - 24 Placebo Dose 300 µg 1000 µg - Number of subjects 6 6 4 Age , mean (SD 1 ) (min; max) 33.5 (4.6) (28;41) 31.5 (4.9) (25;36) 33.0 (4.2) (28;38) Female, number (%) 2 (33.3) 4 (66.7) 3 (75.0) Years of education, mean (SD 1 ) 12.0 (0.0) 14.2 (3.7) 15.0 (3.5) (1) Standard deviation

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Breakfast NYC | July 2019 21 Overall summary of AEs 1 – Safety Analysis Set – interim data as of June 26, 2019 ACI - 24 - 1301 study in DS Characteristic ACI - 24 Placebo Dose of study treatment (# of patients) 300µg (6) 1000µg (6) - (4) Early withdrawal (%) 0 (0.0) 0 (0.0) 0 (0.0) Serious AEs (%) 0 (0.0) 0 (0.0) 0 (0.0) (1) Adverse Event; (2) Serious Adverse Event; (3) Alzheimer's Related Imaging Abnormality - Edema or - H aemorrhages ▪ Safety is considered good in the study at all doses tested so far ▪ No SAE 2 reported ▪ No signal of CNS inflammation or other important unwanted reactions to the vaccine ▪ No ARIA - E or ARIA - H 3 observed ▪ No indication of the development of meningoencephalitis ▪ No T - cell activation and inflammatory cytokine induction observed so far

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Breakfast NYC | July 2019 22 Anti - Abeta IgG responses Observed a boosting effect with time (MSD 1 ) Consistent response in majority of patients at highest dose (MSD 1 ) Early onset response, first increase in titers observed at 4 weeks Earlier IgG titers as compared to AD patients (ACI - 24 - 0701 study) Preliminary immunogenicity results – interim data as of June 26, 2019 ACI - 24 - 1301 study in DS (1) Initial MesoScale Discovery immunoassay platform data

ACI-24-1301study in DS

Key learnings – interim data as of June 26, 2019

1	▪ Safe in DS subjects with no SAEs[1] and no early withdrawal at any dose to date. No indication of CNS inflammation or meningoencephalitis. No ARIA-E or -H[2] observed
2	▪ Early and consistent onset of anti-Abeta IgG response
3	▪ Plans for accelerated development: ▪ Focus on prevention therapy using biomarker endpoints ▪ Use highest dose via the intramuscular route to further boost immunogenicity ▪ Measure the impact of ACI-24 on biomarkers and clinical efficacy ▪ Include PET[3]-scan imaging ▪ Measure free, total and immune complexed IgG titers

(1) Serious adverse events; (2) Alzheimer's Related Imaging Abnormality-Edema or -Haemorrhages; (3) Positron Emission Tomography

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AC Immune

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Breakfast NYC | July 2019 24 AC Immune: pioneers in anti - Abeta and anti - Tau vaccines 2008 ACI - 24 - 0701 study Dose escalation in mild to moderate AD 2013 ACI - 35 - 1201 study Dose escalation and exploration of dose regimen in mild to moderate AD 2016 ACI - 24 - 1301 study Dose escalation in Down syndrome Phase 1/2 ( SC 1 ) Phase 1 ( SC) Phase 1b (SC) 2018 ACI - 24 - 1801 study Single dose, adaptive study design in mild AD 2019 ACI - 35 - 1802 study Evaluate different doses, regimens and combination of Tau targeted vaccines Phase 2 (IM 2 ) Phase 1b/2a (IM) (1) Subcutaneous; (2) Intramuscular

© 2019 AC Immune. Not to be used or reproduced without permission. NASDAQ: ACIU | KOL Breakfast NYC | July 2019 25 We shape the future of neurodegeneration by discovering and developing breakthrough therapies through pioneering science and precision medicine AC Immune